

August 22, 2017

Rostislav Raykov
Chief Executive Officer
Fennec Pharmaceuticals Inc.
PO Box 13628, 68 TW Alexander Drive
Research Triangle Park, NC 27709

      Re: Fennec Pharmaceuticals Inc.
          Registration Statemment on Form S-1
          Filed August 10, 2017
          File No. 333-219884

Dear Mr. Raykov:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at (202) 551-3798 with any questions.

                             Division of Corporation Finance
                             Office of Healthcare & Insurance

cc: Garett Sleichter, Esq.